AGENIX

02060992

AGENIX LIMITED
Level 9 123 Epping Rd
North Ryde NSW 2113
Australia
Tel : (612) 8875 7898
Fax : (612) 8875 7897
Website : www.agenix.net

SEC#82-5258

21 November 2002

82-34639

RECEIVED
DEC 2 2002
SEC MAIL PROCESSING SECTION WASH. D.C. 180

US Securities and Exchange Commission
Attn: Filing Desk
450 Fifth Street N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sir

SUPPL

Re: Submission Under Rule 12g3-2(b) – Agenix Limited

We refer to the attached announcements that were made to the Australian Stock Exchange. We are providing a copies of these announcements by virtue of our requirements under Rule 12g3-2(b).

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

Yours sincerely,

Jeff Carter
Chief Financial Officer & Company Secretary

dlw 1/13

AGENIX

AGENIX LIMITED
Level 9 123 Epping Road
North Ryde NSW 2113
Tel : (612) 8875 7898
Fax : (612) 8875 7897

ASX Announcement

Agenix Quarterly Revenue up 12%
Agen Strong, Milton Now Cash Positive, Chairman tells AGM

Wednesday 20 November 2002

Brisbane-based biotechnology company Agenix Ltd [ASX:AGX] today announced a 12% increase in group revenue, to $9 million, for the first quarter of financial year 2003.

Blood clot diagnostic subsidiary AGEN continued to exceed expectations with a substantial increase in the quarterly revenue to $4.1 million, up 18% on last year's first-quarter figure ($3.5 million). First quarter pre-tax profit for AGEN was $1 million, up from $900,000 in the first quarter of 2002. This was after deducting all expenditure on blood clot imaging project ThromboView®. Without this expenditure profit would have been $1.5 million, up 31% on last year's $1.1 million.

Milton Pharmaceuticals' revenue increased 7% to $4.7 million from $4.4 million. Excluding the sales associated with discontinued powder products, revenue increased 17% to $4.1 million from $3.5 million. Milton Pharmaceuticals broke even for the quarter, but generated a cash operating surplus.

"Both divisions are growing and will meet our expectations for this year.," said Agenix Chairman, Mr Ravindran Govindan, at the company's Annual General Meeting in Brisbane today. "We are on track to return Milton to being a profitable cash producing enterprise."

Last month Agenix announced it would proceed shortly to human trials for its blood clot imaging project ThromboView®. The trials are scheduled to begin early next year and are planned to be finished in November 2003. The company has manufactured sufficient clinical reagent derived from its proprietary humanised monoclonal antibody to complete the trials.

Expenditure on ThromboView® was $500,000 for the quarter, up from $200,000 for the corresponding period in 2002. "This reflects the increased activity as the project proceeds on-course for the first human injection early next year," said Mr Govindan.

The Phase Ia trial will test ThromboView® in a group of healthy volunteers. Doctors will determine the safety of the product, as well as collecting information about how the drug is distributed in the body.

The ThromboView® technology is designed to improve the diagnosis and treatment of Deep Vein Thrombosis (DVT) and Pulmonary Embolism (PE) through a superior method of blood clot detection.

For more information contact:

Don Home
CEO Agenix Ltd
Ph: 0438 500 255

Jeff Carter
CFO Agenix Limited
Ph: 0419 414 901

Agenix Limited [ASX:AGX] is a listed Australian-based company. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant care products via its fully-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which uses radiolabelled antibodies to locate blood clots in the body. This could revolutionise the $US 3 billion annual clot diagnostic imaging market. Agenix employs 190 staff and sells its products to more than 50 countries.

www.agenix.net

AGENIX
AGENIX LIMITED
Level 9 123 Epping Road
North Ryde NSW 2113
Tel : (612) 8875 7898
Fax : (612) 8875 7897

AGENIX LIMITED
16TH ANNUAL GENERAL MEETING
20 NOVEMBER 2002, BRISBANE

CHAIRMAN'S ADDRESS

The last time I stood before you, in November last year, I predicted strong growth for your company. It is always gratifying to be able to speak of goals achieved, and I am pleased to be able to do this today.

The year 2002 was a very successful one for Agenix, not only financially, but in other areas.

Importantly, the management team was strengthened, which has had the effect of adding clarity and focus to our corporate direction. We are convinced we have an excellent team to lead us forward.

Let me first cover **THE FINANCIALS** for the past year:

2002 was a successful year financially. Pre-tax profit was 8.3 percent higher at $4.2 million, and sales revenue was up 40% to $40.4 million. Both of these were record results for the company. AGEN had another excellent year, while Milton Pharmaceuticals' performance is improving day by day.

I need not remind you that numbers like these are not common among Australian-based biotechnology companies. Agenix is in a very select group – a biotechnology company with sound intellectual property, world-class technology, solid revenue, and growing profits.

I am pleased to be able to tell you that we have kept the financial momentum going in the current year.

This morning we announced our quarterly results to the Australian Stock Exchange. Revenue for the group increased to $9 million for the first quarter of the 2003 year, up 12% on the $8 million recorded in the corresponding period in 2002.

AGEN recorded earnings before interest and tax for the first quarter this year of $1 million, up from $900,000 in the corresponding period last year. Importantly, this was after deducting all expenditure on ThromboView™, our world-class blood clot imaging project. Without this

expenditure profits from AGEN would have been $1.5 million, versus $1.1 million for the first quarter of 2002 – an increase of 31%.

I will speak more about ThromboView™ later, as will Don Home when he gives his presentation.

Milton Pharmaceuticals broke-even for the first quarter, although generated a cash operating surplus. Milton's results indicate the sound underlying business that exists and that the changes we have made are bearing fruit and we are heading in the right direction. We are on track to return Milton to being a profitable, cash-producing enterprise.

Agenix continues to focus on generating profits, as well as investing in research and development initiatives, product development and synergistic business opportunities to provide a platform for sustained growth. Our profits rose substantially last year, driven by a streamlined business structure and an increased focus on our core competencies and products.

We intend to continue this theme in 2003, focussing on developing and launching new products to satisfy customer needs, increasing profitability through strategic business initiatives and progressing ThromboView™ through clinical trials.

The company remains in a robust financial position, with cash on hand of $7.5 million at year end 30 June 2002.

The key to producing good profits is not only producing revenue, but keeping a lid on expenditure. To this end, in December last year we closed our Perth office as part of a rationalisation process to concentrate our resources on our two subsidiaries, AGEN and Milton Pharmaceuticals, which are both based in Brisbane.

We are well aware that our share price remains lower than we would like, but take heart from the fact that we are not alone. The Australian biotechnology sector has been among the hardest hit of the market sectors during the past year.

In fact Agenix has performed significantly better than the vast majority of biotechnology companies, largely, we believe, due to the fact that we sell products and produce profits.

Let me now give you a brief summary of our operations for the past year – concentrating on our two major subsidiaries, AGEN and Milton Pharmaceuticals.

AGEN had an excellent year, with record revenues and profits. This was in part due to the company taking direct control of our product distribution by establishing direct sales channels in Australia and New Zealand, as well as recovering the right to distribute our veterinary products in Japan. We are confident that this approach will continue to produce results, as well as new revenue coming from the launch of new products.

AGEN's D-Dimer test is recognised worldwide as the market standard. AGEN plans to leverage its position as a niche product and develop strategic alliances. Our relationship with Dade Behring, the world's fourth-largest invitro diagnostic company, remains strong and we are working to expand on this relationship.

To consolidate our position in this important and lucrative market, we intend this year to launch new D-Dimer and Protein S automated assays.

We hold great hopes for our high technology blood clot imaging project ThromboView™. Accurate and timely detection of blood clots remains a major issue for health authorities around the world and all current clot detection methods – like ultrasound and Magnetic Resonance Imaging – have their limitations.

Last month, on the 16th of October, we announced that we had appointed drug trial company Q-Pharm, in conjunction with the Royal Brisbane Hospital, to carry out the first human trials Thromboview™. Q-Pharm is Queensland's dedicated Phase I clinical trial facility, and was officially opened by Premier Peter Beattie in August this year.

These Phase I trials will test ThromboView™ in a group of healthy volunteers, starting early next year and aiming to be completed in November. The trial will determine the safety of the product, as well as collect information about how the drug is distributed in the body.

Two weeks later, on the 29th of October, we announced that we had manufactured sufficient clinical reagent derived from our proprietary humanised monoclonal antibody to complete these trials.

The antibody was manufactured by AGEN scientists in collaboration with the CSIRO Health Sciences and Nutrition Fermentation Group in Melbourne and Radpharm Scientific in Canberra. These two leading bodies reflect the importance of this research.

A major aim this year is to drive ThromboView™ through clinical trials as quickly as possible. Where required we will bring in external expertise to continue the momentum.

I turn now to Agenix's other major subsidiary, **MILTON PHARMACEUTICALS**.

During 2002 Milton Pharmaceuticals' key focus was on new product development and brand management. The launch of our new Infacare range was a success, although there was a disappointing response to the new laundry supplies range, which will no longer be pursued.

As an indicator of our commitment to Milton, Agenix appointed a General Manager, Andrew Farrington, with extensive experience to drive the business forward. Andrew worked with Unilever for more than ten years and has a wealth of experience in both senior management and in fast moving consumer goods, sales and marketing.

As was the case with AGEN, Milton increased its direct sales presence in the year. Previously, there were direct sales forces only in Queensland. Following a trial in Victoria early in the year, Milton is now in the process of appointing new sales forces in both Victoria and New South Wales.

At Agenix we are well aware that people are our major asset. Last week we completed a major training and planning workshop from which many key initiatives emerged. We intend to increase our focus on staff training, as well as professional and skills development.

There is every reason to believe that the future of your company will continue to be strong and we remain committed to excellence, hard work and getting the most from both our technology and our people.

AGENIX LIMITED
Level 9 123 Epping Road
North Ryde NSW 2113
Tel : (612) 8875 7898
Fax : (612) 8875 7897

To: **Company Announcements Office**

From: **Agenix Limited [AGX]**

Subject: **AGM Resolutions**

Date **20 November 2002**

Pages: **1**

Agenix Limited advises that the resolutions to re-appoint two Directors and the increase in Director's fees numbered 1, 2 and 3 on the Notice of Annual General Meeting, were all passed without amendment by the required majorities at the AGM of the company held today.

Jeff Carter
CFO/Company Secretary